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                                                                       EXHIBIT 2

             [LETTERHEAD OF AZTEC MANUFACTURING CO. APPEARS HERE]
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                              For Further Information Contact:
                              Dana Perry, VP and CFO
                              Aztec Manufacturing Co.
                              817-297-4361


For Release 9/1/99, 10:30AM Eastern         Release #99-08


   Aztec Manufacturing Co. Completes Purchase of Electrical Products Company

Crowley, Texas, September 1, 1999 -- Aztec Manufacturing Co. (NYSE-AZZ) today announced that it has completed the purchase of the operating assets of ABB Power T & D's Compressed Gas Insulation Transmission Bus Duct Division, located in Westborough, Massachusetts. Aztec previously announced on July 20, 1999, that it had signed an agreement to purchase the company.

L.C. Martin, Chairman and CEO of Aztec, said, "This addition to Aztec's Manufactured Products Segment will generate approximately $12 million in annual revenue and should be immediately accretive to our earnings. The business now will operate under the name CGIT Westboro, Inc."

CGIT provides the global electrical utility industry with a compact, reliable and economical alternative to conventional underground cable systems and overhead lines for power transmission. CGIT pioneered the technology that uses SF6 gas as an insulator for transmitting bulk electrical power. Founded in 1960, CGIT has built a strong reputation as a leading worldwide supplier of compressed gas insulated bus ducts.

Mr. Martin noted that CGIT's operations would remain in Westborough under the current management team. "Aztec is committed to a smooth and orderly transition, and we will maintain a strong working relationship with ABB. Customers will receive the same level of service and support they enjoyed under the ABB organization."

ABB Power T & D Company is a unit of ABB Ltd. Zurich, Switzerland. ABB, with U.S. headquarters in Norwalk, Connecticut, serves customers in the power generation, transmission and distribution; oil, gas and petrochemical; industrial products and contracting; and financial services industries. In 1998, ABB had U.S. orders of approximately $6.1 billion and employed about 20,000 at facilities in 41 states. ABB
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Group reported worldwide orders of $31 billion in 1998. ABB employs approximately 160,000 people in more than 100 countries.

Aztec is a manufacturer of electrical and tubular products that serve a broad range of customers in the industrial, power generation and petroleum industries. In addition, the company is a leading provider of galvanizing services in the United States. Aztec reported record revenues of approximately $81 million for the year ending February 28, 1999.

Forward-looking statements in this release involve a number of risks and uncertainties that may cause actual results to differ materially from expected results. These risks and uncertainties are described in detail in the Company's filings with the Securities and Exchange Commission.

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